Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED DECEMBER 15, 2025
TO THE PROSPECTUS DATED JULY 2, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 2, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of January 1, 2026;
•to disclose the calculation of our November 30, 2025 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our Offering; and
•to disclose certain updates to our Prospectus.
Investment Portfolio Updates
In November 2025, we acquired a portfolio of 120 single-family rental homes in the St. Petersburg/Clearwater area of greater Tampa, FL, for a purchase price of approximately $32 million. The acquisition was funded through the issuance of units of our operating partnership in a non-cash transaction. Our single-family rental portfolio now totals 787 homes.
As of November 30, 2025, our portfolio, based on the NAV of our investments, consisted of 82% real estate properties and 18% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of November 30, 2025, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (47%), net lease (21%), logistics (15%), single-family rental (10%), student housing (5%), and office (2%).

January 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2026 (and repurchases as of December 31, 2025) is as follows:

Transaction Price (per share)
Class S	$10.3191
Class I	$10.4310
Class D	$10.5254
Class T	$10.4997
The January 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
November 30, 2025 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2025 ($ and shares/units in thousands):

Components of NAV	November 30, 2025
Investments in real estate	$1,828,264
Investments in real estate-related loans and securities	86,665
Investments in unconsolidated entities(1)	163,391
Cash and cash equivalents	25,143
Restricted cash	13,105
Other assets	104,772
Debt obligations	(1,095,617)
Accrued stockholder servicing fees(2)	(194)
Management fee payable	(1,072)
Distribution payable	(5,557)
Subscriptions received in advance	(1,610)
Other liabilities	(40,387)
Non-controlling interests in consolidated entities	(96,889)
Net asset value	$980,014
Number of shares/units outstanding	94,410

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of November 30, 2025, our allocable share of the gross real estate asset value held by such entities was $408.8 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2025, we had accrued under GAAP approximately $13.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I-1 OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$258,580	$599,386	$1,050	$160	$63,495	$40,155	$16,230	$959	$980,015
Number of shares/units outstanding	25,058	57,462	100	15	6,274	3,853	1,556	92	94,410
NAV per share/unit as of November 30, 2025	$10.3191	$10.4310	$10.5254	$10.4997	$10.1201	$10.4210	$10.4310	$10.4210

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2025 valuations, based on property types. In the event that we own more than one office investment in the portfolio, we will include the key assumptions for that property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.3%	5.8%
Single-Family Rental	7.1%	5.4%
Net Lease	6.9%	5.4%
Logistics	9.6%	6.2%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	1.1%	1.9%	1.9%
(weighted average)	0.25% Increase	(1.9)%	(1.0)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.6%	3.7%	2.9%	2.7%
(weighted average)	0.25% Increase	(2.4)%	(3.4)%	(2.7)%	(2.5)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of October 31, 2025 ($ and shares/units in thousands):

Components of NAV	October 31, 2025
Investments in real estate	$1,794,342
Investments in real estate-related loans and securities	84,940
Investments in unconsolidated entities(1)	161,432
Cash and cash equivalents	26,107
Restricted cash	11,584
Other assets	103,072
Debt obligations	(1,074,795)
Accrued stockholder servicing fees(2)	(203)
Management fee payable	(1,055)
Distribution payable	(5,518)
Subscriptions received in advance	(370)
Other liabilities	(39,492)
Non-controlling interests in consolidated entities	(89,027)
Net asset value	$971,017
Number of shares/units outstanding	93,308

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of October 31, 2025, our allocable share of the gross real estate asset value held by such entities was $406.0 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of October 31, 2025, we had accrued under GAAP approximately $13.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$260,647	$322,083	$1,052	$160	$66,736	$15,609	$279,351	$25,379	$971,017
Number of shares/units outstanding	25,189	30,796	100	15	6,575	1,494	26,711	2,428	93,308
NAV Per Share/Unit as of October 31, 2025	$10.3478	$10.4584	$10.5534	$10.5252	$10.1506	$10.4490	$10.4584	$10.4490

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 466,487 shares of our common stock in the primary offering for total proceeds of $4,858,340 and (ii) 414,603 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $4,318,810. We intend to continue selling shares in the Offering on a monthly basis.

Prospectus Updates
The following disclosure adds the biography for Mr. Elawadi to the section of the Prospectus entitled “Management-Directors and Executive Officers” and all other similar disclosure.
K. Alexander Elawadi, age 43, was appointed Chief Investment Officer of the Company on December 1, 2025. He also continues to serve as Head of Acquisitions for North America within Brookfield’s Real Estate Group. Mr. Elawadi joined Brookfield in 2017 and has since held several positions across the organization, with responsibilities spanning property transactions, capital formation and portfolio management. Prior to joining Brookfield, Mr. Elawadi held various investing and asset management positions at a global private equity firm and a leading investment bank. Mr. Elawadi holds an MBA from Columbia University and a Bachelor of Science degree from Virginia Tech.
The risk factor titled “Non-U.S. holders may be required to file U.S. federal income tax returns and pay U.S. federal income tax upon their receipt of certain distributions from us or upon their disposition of shares of our common stock” set forth in the “Risk Factors” section of the Prospectus is hereby deleted and replaced with the following.
Non-U.S. holders may be required to file U.S. federal income tax returns and pay U.S. federal income tax upon their receipt of certain distributions from us or upon their disposition of shares of our common stock.
In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder, other than a “qualified shareholder” or a “qualified foreign pension fund,” that disposes of a “U.S. real property interest” (“USRPI”), which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs, or that receives a distribution from a REIT that is attributable to gains from such a disposition, is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount of gain recognized on (or, in the case of a distribution, the amount of the distribution attributable to gains from) such disposition. Subject to certain exceptions, FIRPTA gains must be reported on a U.S. federal income tax return and are taxable at regular U.S. federal income tax rates. Such tax does not apply, however, to gain from the disposition of stock in a REIT that is “domestically controlled.” Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire time period of the REIT’s existence. We cannot assure you that we will qualify as a domestically controlled REIT. If we fail to qualify, amounts received by a non-U.S. holder on certain dispositions of shares of our common stock (including repurchases) would be subject to tax under FIRPTA, unless (1) our shares of common stock were regularly traded on an established securities market and (2) the non-U.S. holder did not, at any time during a specified testing period, hold more than 10% of our common stock. We do not expect our shares to be regularly traded on an established securities market. Final Treasury regulations that are effective as of April 25, 2024 (the “Final Regulations”), modify prior tax guidance relating to the determination of whether we are a domestically controlled REIT by providing a look-through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic C corporations owned more than 50% directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and by treating “qualified foreign pension funds” as foreign persons. Recently released proposed Treasury regulations (the “Proposed Regulations”) eliminated the look-through rules from the Final Regulations and have stated that taxpayers can choose to apply the Proposed Regulations to transactions occurring on or after April 25, 2024.
Even if we are domestically controlled, a non-U.S. holder, other than a “qualified shareholder” or a “qualified foreign pension fund,” that receives a distribution from us that is attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our common stock, is generally subject to U.S. federal income tax under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such non-U.S. holder’s ownership of our common stock, unless the relevant class of stock is regularly traded on an established securities market in the United States and such non-U.S. holder did not own more than 10% of such class at any time during the one-year period ending on the date of such distribution. In addition, a repurchase of our common stock, to the extent not treated as a sale or exchange, may be subject to withholding as an ordinary dividend.

The first paragraph set forth in the section of the Prospectus titled “Material U.S. Federal Income Tax Considerations––Taxation of Non-U.S. Holders of Our Common Stock” is hereby deleted and replaced with the following.
The rules governing the U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. Please consult your tax advisor regarding the application and impact of such rules.
The third paragraph set forth in the section of the Prospectus titled “Material U.S. Federal Income Tax Considerations––Taxation of Non-U.S. Holders of Our Common Stock––Sales of Our Common Stock” is hereby deleted and replaced with the following.
Final Treasury regulations that are effective as of April 25, 2024 (the “Final Regulations”), modify prior tax guidance relating to the determination of whether we are a domestically controlled REIT by providing a look-through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic C corporations owned more than 50% directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and by treating “qualified foreign pension funds” as foreign persons. Recently released proposed Treasury regulations (the “Proposed Regulations”) eliminated the look-through rules from the Final Regulations and have stated that taxpayers can choose to apply the Proposed Regulations to transactions occurring on or after April 25, 2024.